Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	2004	2003	2002	2001	2000
Income (loss) before income taxes and cumulative effect of accounting change	$100,967	$118,094	$71,209	$978	$107,586
Add: Fixed charges	308	62	198	276	339

Earnings, as defined	101,275	118,156	71,407	1,254	107,925

Interest Expense	308	62	198	276	339
Capitalized Interest	—	—	—	—	—
Estimated interest portion on rental expense	—	—	—	—	—

Fixed Charges	308	62	198	276	339

Excess of earnings to fixed charges	100,967	118,094	71,209	978	107,586

Ratio of earnings to fixed charges	329	1,906	361	5	318